Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-224198

Issuer Free Writing Prospectus, dated May 3, 2018

S&P Global Inc.

$500,000,000 4.500% Notes due 2048

This pricing supplement is qualified in its entirety by reference to the base prospectus, dated April 9, 2018 and the preliminary prospectus supplement, dated May 3, 2018 (together, the “Preliminary Prospectus”). The information in this pricing supplement supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	S&P Global Inc.

Security Description:	Senior unsecured

Guarantee:	The notes will be guaranteed by the Issuer’s subsidiary, Standard & Poor’s Financial Services LLC.

Distribution:	SEC-registered

Issue:	4.500% Notes due 2048 (the “notes”)

Ratings*:	Baa1 (Moody’s)/BBB+ (Fitch)

Principal Amount:	$500,000,000

Gross Proceeds:	$493,755,000

Use of Proceeds:	The Issuer intends to use the net proceeds of this offering to fund all or a portion of the redemption price of the $400 million outstanding principal amount of our 2.500% Senior Notes due 2018 (the “2018 Notes”), and the balance for general corporate purposes.

Maturity Date:	May 15, 2048

Benchmark Treasury:	UST 2.750% due November 15, 2047

Benchmark Treasury Yield:	3.127%

Spread to Benchmark Treasury:	T+145 basis points

Yield to Maturity:	4.577%

Issue Price:	98.751%

Coupon:	4.500%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2018

Optional Redemption:

On or after November 15, 2047 (the “par call date”), the notes may be redeemed in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

Prior to the par call date, the notes may be redeemed in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:

•  100% of the principal amount of the notes then outstanding to be redeemed; or

•  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption), assuming that the notes matured on the par call date, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 25 basis points, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date,

Change of Control Trigger Event:	Putable at 101% of principal plus accrued and unpaid interest

Denominations/Multiple:	$2,000 x $1,000

CUSIP:	78409V AN4

ISIN:	US78409VAN47

Trade Date:	May 3, 2018

Settlement Date:	T+10; May 17, 2018**

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Mizuho Securities USA LLC

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Co-Managers:	BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the tenth business day following the date of pricing (such settlement being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the day of pricing or on the next seven business days will be required, by virtue of the fact that the notes will initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the preliminary prospectus supplement and prospectus from Goldman Sachs & Co. LLC by calling toll-free at 1 (866) 471-2526 or by emailing Prospectus-ny@ny.email.gs.com, from Deutsche Bank Securities Inc. by calling toll-free at 1 (800) 503-4611 or by emailing prospectus.CPDG@db.com, from Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free at 1 (800) 294-1322 or by emailing dg.prospectus_requests@baml.com or Mizuho Securities USA LLC by calling toll-free at 1 (866) 271-7403.

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